ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS –  40

         June 1, 2005

     TSX Symbol: APS

FOR IMMEDIATE RELEASE

     Frankfurt (Germany) Symbol: KCG

AccelRate Receives Initial Order for 30 Smart Battery Chargers

Vancouver, B.C, June 1, 2005 – AccelRate Power Systems, the technology leader in rapid battery chargers, announced today its initial order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.

Papé, a leading distributor of material handling equipment throughout the Pacific Northwest, has, following product demonstrations and training on the product at its eight major divisions, placed its initial stocking order covering all four models of AccelRate™ SC chargers currently available. These products are able to fully recharge any 24, 36 or
48-volt forklift, walkies or aerial lift batteries in two hours, with no negative impact to battery lifetime.

“As a leading supplier of material handling equipment, we are seeing demand for improved charging capability to increase labour usage and production, reduce space and energy costs, and extend battery life,” said Brian Harris, Director of Machine and Rental Sales at Papé Material Handling. Lee Hall, Director of Product Support at Papé adds, “This unique and exclusive product line affords our sales people, unit and aftermarket, the opportunity to open new doors and serve those customers and markets previously tightly held by our competitors.”

Retail pricing for AccelRate’s rapid charger product line will range from US $6,300 to
US $19,250. All AccelRate™ motive power battery chargers incorporate advanced High Frequency IGBT technology to provide outstanding energy efficiency. Compared to the conventional ferro-resonnant or SCR type chargers commonly used today, this results in significant energy cost reductions for material handling equipment users.

AccelRate’s SC series of chargers will fully recharge a battery five times faster than conventional chargers, without requiring any modifications to the battery. Due to its compact size and light weight, the AccelRate SC will do the work of several regular chargers in a fraction of the total space. The Smart Chargers can be mounted anywhere around an industrial plant for easy access whenever a full charge or a top-up is needed.

“We look forward to receiving additional orders from Papé as their customers acknowledge AccelRate’s superior charging technology,” said Pierre Gadbois, Vice President of Motive Power for AccelRate Power Systems. “We will continue to add distributors and further expand the markets for AccelRate™ products.”

In April 2005, AccelRate announced the signing of Papé as the initial distributor for AccelRate’s patented battery chargers to the material handling industry’s after-market. Industrial equipment utilizing AccelRate™ SC chargers include forklift trucks, personnel carriers, aerial trucks and other material handling equipment. Papé will sell the products throughout Washington, Oregon, California and Nevada, while Carney Battery Handling Ltd. will distribute AccelRate™ chargers in Canada. This followed the signing of a license agreement with Hawker Powersource as the manufacturer of AccelRate battery chargers for motive applications.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

Papé Material Handling is a Papé Company, and is headquartered in Eugene, Oregon. Papé Material Handling, Inc. is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.